UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Financial Performance

1Q20

Replan
Paulínia Refinery

TABLE OF CONTENTS

Message from the CEO

Consolidated Results	6
Net Revenues	6
Cost of Goods Sold	8
Operating Expenses	8
Adjusted EBITDA	9
Financial Results	11
Net Income	11
Impairment	12
Special Items	13
CAPEX	14
Portfolio Management	16
Liquidity and Capital Resources	17
Debt	19
Results per Segment	20
Exploration and Production	20
Refining	22
Gas and Power	23
Reconciliation of Adjusted EBITDA	24
Financial Statements	25
Financial Information by Business Area	28
Glossary	36

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q20 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

MESSAGE FROM THE CEO

We express our solidarity with the victims of the global pandemic, at the same time as we are deeply grateful to the health professionals who have been standing out as true heroes in the war against the COVID-19 disease.
The global pandemic threatens our lives and our livelihood. The main public health measure resulted in a global, synchronized and deep recession, absent the knowledge of more effective options. The global oil and gas industry has been hit hard and is facing its worst crisis in the last 100 years.

We tried to react quickly to face the challenges ahead of us, by, first of all, prioritizing the  health of our employees and the financial health of Petrobras.

Among other measures, we have adopted home office  and the reduction of operations teams - today we have only 10% of the staff in the offices and 50% in operations – combined with strict cleaning of the facilities, use of personal protective equipment (PPE), selection, testing and quarantining of suspected cases. Thanks to the digital revolution and the commitment of its employees, Petrobras continues operating normally and acting quickly, as the crisis requires.

Exercising good corporate citizenship, we joined efforts to mitigate the effects of COVID-19 on the Brazilian population through the donation of R$ 30 million, comprising RT-PCR test kits, PPEs, medical and hygiene materials and 3 million liters of fuel to supply vehicles for public and philanthropic hospitals. Additionally, we shared knowledge from our scientists and part of the capacity of our supercomputers for research related to COVID-19.

As it is tradition, our employees have engaged in voluntary initiatives aimed at minimizing the impact of the pandemic on the poorest communities.

We favored liquidity, drawing down revolving credit facilities and postponing cash disbursements, such as those related to executives’ wages, variable compensation payments and the remaining portion of dividends. We reduced Capex in US$ 3.5 billion for this year, mothballed 62 platforms operating in shallow waters that, in a scenario of low Brent prices, started to bleed cash and we are renegotiating contracts with major suppliers aiming at extending payment terms and reducing prices.

We ended the first quarter of 2020 with a cash balance of US$ 15.5 billion, what implied a debt increase of only US$ 2.1 billion compared to December 2019, as in the first two months of the year we had continued to reduce the company's debt. The increase in short term debt does not mean we gave up on the strategic objective of pursuing a gross debt of US$ 60 billion. We are implementing several actions that, among other consequences, will act to restrict cash consumption and will eliminate the need to resort to new net financing.

In the prevailing environment of uncertainty, we decided to maintain a much higher cash balance during the crisis than before, which in the short term has a negative impact on the return on capital employed, but which also does not mean abandoning the goal of maximizing it to create value over time.

Simultaneously with the use of emergency measures, we are working to ensure that Petrobras comes out much stronger in the recovery from this recession. We are confident that by intensifying the execution of the strategy put in place since the beginning of 2019, together with the acceleration of the digital transformation is the best path to generate value.

The recent creation of a logistics executive officer and the strengthening of marketing and sales activities were quickly reflected into a more aggressive stance in crude oil exports - which in April reached a historical record of 1 million barrels per day - and fuel oil and bunker oil exports. Given the reduced level of variable costs in our E&P operations and the hedging strategy put in place, exports contribute to cash generation in the short term, partially offsetting the effect of the deep contraction in domestic fuel demand. This movement anticipates the preparation to thrive in a more competitive environment in the future.

The growth in exports and the reduction in the refineries utilization factor contributed to avoid the build-up of excess inventory, one of the most serious problems that affect the oil industry today.

In contrast to what happened in 2008-2009, we are predicting a slow recovery in global economic activity and, consequently, in demand for fuels. The nature of the shock is different, more powerful. The sudden loss of income is accelerating the financial leverage of families, companies and governments and the uncertainties associated with the lack of a vaccine, that may only be available in 2021, and the political and trade tensions between the US and China, a country that plays a critical role in the global supply chain also hinder the vigorous recovery of the global economy.

In the specific case of oil, the execution of the production cuts promised by members of OPEC+ is quite uncertain given the long history of non-compliance and the temptation caused by the need to generate cash for some of its members. The behavioral changes generated during the social distancing phase and the governmental incentives to replace fossil fuels are other factors that lead us to have a more cautious view on the evolution of oil prices over the next few years.

We are reinforcing capital allocation discipline by carrying out a complete revision of our oil and gas exploration and production projects portfolio to decide which ones will be effectively implemented or reviewed in a price scenario of slow recovery to a level of $ 50/bbl. Competition for capital between projects has become more fierce and only those that pass this stress test will survive. We raised the bar, seeking to maximize returns on capital employed.

The relentless search for low costs is one of the pillars of our strategy and the global recession only reinforces the urgency of its execution. This year we aim to reduce administrative and operating costs by at least US$ 2 billion and we are taking several measures to promote a permanent reduction in the fixed cost structure.

The recent approval of a more attractive voluntary dismissal program (PDV) resulted in the immediate enrollment of approximately 1,200 employees in April, totaling more than 3,000 who will leave the company by the end of this year, and we expect more enrollments in May and June.

Our Board of Directors approved a change in the self-management model of AMS - Supplementary Medical Assistance so that, through a professional and focused management, we shall have an operation at significantly lower costs, more efficient and capable of providing services of a far superior quality compared to the current standard. We estimate that the change will result in savings of R$ 6.2 billion over the next ten years.

After four years and a long negotiation process, we were able to obtain the approval from the regulatory agencies for the new plan to deal with the deficit of our pension fund, Petros. Petros has been the target of several assaults, as determined in the context of Greenfield operation, that caused severe damages.

The divestment program remains intact although it may suffer delays. In particular, we are confident that at least a significant part of the refinery sales shall have purchase and sale contracts concluded by the end of 2020.

The global recession did not significantly affect the company’s performance in 1Q20, which is expected to happen in the following quarters. For instance, free cash flow was US$ 5.9 billion, much higher than the US$ 3.1 billion of 1Q19.

However, the 1Q20 results were considerably impacted by impairments of US$ 13.4 billion, as a result of carrying the impairment tests, implying a non-recurring loss of US$ 9.7 billion, without any effects on Petrobras' cash flow. We consider that our strong commitment to transparency must always prevail and we decided to apply the test as soon as possible, considering new price and FX scenarios.

The assets that had their values adjusted are mostly oil fields in shallow and deep waters, whose investment decision was made in the past and based on more optimistic expectations for long-term prices. We are not surprised by its devaluation in a more challenging environment.

The net loss in no way affects Petrobras' health and sustainability. This is a quite different situation from the one experienced in 2014-2015, when the company was facing two crisis, one financial and another moral, and the impairments at that time reflected the company’s vulnerability.

We will move forward with a balance sheet more connected to the market reality and a focus on value generation, continually pursuing returns on capital employed above the cost of capital.

To reach this objective, it is crucial to continue implementing the long-term strategy enriched by the lessons we are learning from this crisis and which will help us to operate more efficiently and at lower costs.

We continue to work with courage and optimism, confident that with the contribution of its highly competent professionals and world-class assets, Petrobras will become an increasingly stronger and value-generating company.

Main Items *

Table 1 – Main items

			Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Sales revenues	17,143	19,868	18,803	(13.7)	(8.8)
Gross profit	7,264	9,004	6,590	(19.3)	10.2
Operating expenses	(15,691)	(5,358)	(2,999)	(192.9)	(423.2)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(9,715)	1,981	1,070	(590.4)	(1,007.9)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	(732)	3,141	1,357	(123.3)	(153.9)
Net cash provided by operating activities	7,777	7,460	4,709	4.2	65.2
Free cash flow	5,911	5,650	3,132	4.6	88.7
Adjusted EBITDA	8,581	8,878	7,294	(3.3)	17.6
Recurring adjusted EBITDA *	8,450	9,049	7,675	(6.6)	10.1
Gross debt (US$ million)	89,237	87,121	106,007	2.4	(15.8)
Net debt (US$ million)	73,131	78,861	95,525	(7.3)	(23.4)
Net debt/LTM Adjusted EBITDA ratio	2.15	2.41	3.10	(10.8)	(30.6)
Average commercial selling rate for U.S. dollar	4.47	4.12	3.77	8.5	18.6
Brent crude (US$/bbl)	50.26	63.25	63.20	(20.5)	(20.5)
Domestic basic oil by-products price (US$/bbl)	65.06	74.97	73.65	(13.2)	(11.7)
TRI (toral recordable injuries per million men-hour frequency rate)	0.65	0.76	0.93	(14.5)	(30.1)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

			Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Diesel	4,086	5,609	5,419	(27)	(25)
Gasoline	1,899	2,519	2,347	(25)	(19)
Liquefied petroleum gas (LPG)	902	984	1,010	(8)	(11)
Jet fuel	850	980	978	(13)	(13)
Naphtha	672	422	420	59	60
Fuel oil (including bunker fuel)	266	254	286	5	(7)
Other oil by-products	692	828	835	(16)	(17)
Subtotal Oil By-Products	9,367	11,596	11,295	(19)	(17)
Natural gas	1,211	1,495	1,516	(19)	(20)
Renewables and nitrogen products	26	43	79	(40)	(67)
Revenues from non-exercised rights	91	137	165	(34)	(45)
Electricity	292	388	497	(25)	(41)
Services, agency and others	159	234	329	(32)	(52)
Total domestic Market	11,146	13,893	13,881	(20)	(20)
Exports	5,620	5,435	3,857	3	46
Sales from foreign subsidiaries	377	540	1,065	(30)	(65)
Total foreign Market	5,997	5,975	4,922	−	22
Total	17,143	19,868	18,803	(14)	(9)

Net revenues decreased 14% in 1Q20, compared to 4Q19 due to the 21% drop in Brent prices and to the lower sales volume of oil by-products in the domestic market, mainly diesel, gasoline and jet fuel. These products were the most affected ones by the impacts of the social distancing measures implemented in response to the COVID-19 pandemic as of March. Diesel, gasoline and LPG were also subject to seasonal effects in the period, as industrial activity is stronger in the fourth quarter and temperatures lower. Revenues from natural gas fell 19% due to the lower demand and prices.

On the other hand, exported volumes, especially of crude oil, increased significantly, with records achieved in January and February. During those months, the decrease in Brent prices was still moderate when compared to March, resulting in a 3% increase in export revenues. Despite the lower production in the quarter, we carried out exports that were in progress in the 4Q19.

It is important to highlight that, despite the crisis and the reduction in global demand for oil and oil by-products, we managed to maintain the appreciation of our products in the international market, due to their low sulphur content, matching the standards of the IMO 2020.

In terms of revenue breakdown in the domestic market, diesel and gasoline remain the most relevant products, despite the reduction in sales and prices.

Regarding sales to the foreign market, we have the following distribution of export destinations:

Table 3 – Crude oil exports

Country	1Q20	4Q19
China	48%	68%
Chile	8%	4%
India	8%	3%
Spain	6%	1%
Singapore	6%	1%
Netherlands	5%	3%
South Korea	5%	N/A
Caribbean	5%	1%
Others	9%	19%

Table 4 – Oil by-products exports

Country	1Q20	4Q19
Singapore	53%	54%
USA	31%	20%
Spain	6%	0%
Others	10%	26%

In 1Q20 we reduced our exports to China due to lower demand, caused by the impacts of Covid-19 in that country.

Cost of Goods Sold

Table 5 – Cost of goods sold

			Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Brazilian operations	(9,617)	(10,546)	(11,302)	9	15
Acquisitions	(2,165)	(3,338)	(3,137)	35	31
Crude oil imports	(1,256)	(1,235)	(1,290)	(2)	3
Oil by-product imports	(519)	(1,144)	(914)	55	43
Natural gas imports	(390)	(959)	(933)	59	58
Production	(7,280)	(6,826)	(7,377)	(7)	1
Crude oil	(5,879)	(5,385)	(5,887)	(9)	−
Production taxes	(2,097)	(1,998)	(2,032)	(5)	(3)
Other costs	(3,782)	(3,387)	(3,855)	(12)	2
Oil by-products	(701)	(756)	(771)	7	9
Natural gas	(700)	(685)	(719)	(2)	3
Production taxes	(112)	(162)	(157)	31	29
Other costs	(588)	(523)	(562)	(12)	(5)
Services rendered, electricity, renewables, nitrogen products and others	(172)	(382)	(788)	55	78
Operations from foreign subsidiaries	(262)	(318)	(911)	18	71
Total	(9,879)	(10,864)	(12,213)	9	19

Cost of goods sold fell 9% in 1Q20 when compared to 4Q19, mainly due to lower import volumes of oil by-products and natural gas, as a result of the decrease in domestic demand.

Crude oil production costs rose, reflecting higher sales volume, especially of crude exports, and inventories built in 4Q19 at higher prices, which were sold in 1Q20. The latter effect had an estimated impact of approximately US$ 0.5 billion.

Operating Expenses

Table 6 – Operating expenses

			Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Selling, General and Administrative Expenses	(1,746)	(1,880)	(1,467)	7	(19)
Selling expenses	(1,335)	(1,386)	(903)	4	(48)
Materials, third-party services, rent and other related costs	(1,155)	(1,190)	(687)	3	(68)
Depreciation, depletion and amortization	(123)	(134)	(136)	8	10
Allowance for expected credit losses	(9)	(13)	(29)	31	69
Employee compensation	(48)	(49)	(51)	2	6
General and administrative expenses	(411)	(494)	(564)	17	27
Employee compensation	(288)	(313)	(383)	8	25
Materials, third-party services, rent and other related costs	(94)	(148)	(139)	37	32
Depreciation, depletion and amortization	(29)	(33)	(42)	12	31
Exploration costs	(104)	(455)	(174)	77	40
Research and development expenses	(95)	(146)	(138)	35	31
Other taxes	(118)	(319)	(93)	63	(27)
Impairment of assets	(13,371)	(2,221)	7	(502)	(191,114)
Other income and expenses, net	(257)	(337)	(1,134)	24	77
Total	(15,691)	(5,358)	(2,999)	(193)	(423)

In 1Q20, operating expenses increased significantly, 193% above 4Q19, mainly due to the recognition of US$ 13.4 billion in impairments.

The pronounced decrease in Brent prices in March and the new oil market scenario led us to revise our commodity prices projections, with a significant reduction in the forecast for oil and natural gas prices. We are now assuming that the long-term Brent price will average US$ 50/bbl as opposed to US$ 65/bbl defined previously. As a result, E&P assets suffered losses due to lower projected cash flows. We also mothballed 62 production platforms in shallow waters, contributing to the increase in impairment charges. For more information, please see the impairment box on page 12.

Except for the abovementioned impairments, motivated by external factors, all other operating expenses improved.

G&A expenses were 17% lower in 1Q20, mainly due to lower expenses with technical and consultancy services and to foreign exchange translation effects.

Exploratory expenses reduced 35% as we had higher expenses with non-commercial wells and G&G in 4Q19. Tax expenses were 63% lower, due to the adhesions to tax programs, also in 4Q19.

Other expenses were 24% lower despite the losses experienced in 1Q20 with write offs/disposal of assets (US$ 94 million compared to a gain of US$ 621 million in 4Q19), mainly due to: (i) gains of US$ 223 million in 1Q20 from hedges on trading transactions, versus a loss of US$ 56 million in 4Q19 and (ii) the reversal of a provision associated with variable compensation program in 1Q20 of US$ 29 million, compared to US$ 150 million provisioned in 4Q19.

In light of the extreme volatility in the oil market and the time elapsed between the sale of our crude and the final receipt by the customer, which in the case of China takes about 45 days for instance, we began to hedge our exports of crude oil in April, in order to lock in the spot price on the sale date. We may continue to follow this strategy as long as we deem necessary, subject to market conditions.

Adjusted EBITDA

In 1Q20, adjusted EBITDA decreased 3.3% when compared to 4Q19, reaching US$ 8.6 billion, despite the 21% reduction in Brent prices. This was achieved mainly by the increase in exported volume, especially of crude oil, with record levels in January and February, when the fall in Brent prices was still moderate when compared to March.

We managed to take advantage of the appreciation of our oil and fuel oil in the foreign market, as a result of IMO 2020, capturing excellent margins in fuel oil. The precise execution of this strategy has proved to be of paramount importance for another solid quarter, despite the challenges faced since March.

In the domestic market, we captured higher margins of oil by-products, mainly on LPG and gasoline, which offset the lower volumes of oil by-products sales.

Adjusted EBITDA also reflected lower lifting costs, lower exploratory and tax expenses and gains from hedging.

The reduction in adjusted EBITDA / boe in 1Q20, compared to 4Q19, reflected lower Brent prices in the period, which was partially offset by the lower lifting costs.

Adjusted EBITDA/bbl was negative in 1Q20, reflecting the effect of the inventories built in the previous quarter at higher prices, which were then sold in 1Q20, when Brent prices went down significantly.

Financial results

Table 7 – Financial results

			Variation (%)
Net finance income (expense) (US$ million)	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Finance income	174	402	257	(57)	(32)
Income from investments and marketable securities (Government Bonds)	67	159	125	(58)	(46)
Discount and premium on repurchase of debt securities	1	−	2		(50)
Other income, net	106	243	130	(56)	(19)
Finance expenses	(1,622)	(1,293)	(1,777)	(25)	9
Interest on finance debt	(1,008)	(1,016)	(1,314)	1	23
Unwinding of discount on lease liabilities	(342)	(360)	(333)	5	(3)
Discount and premium on repurchase of debt securities	(260)	(10)	(184)	(2,500)	(41)
Capitalized borrowing costs	279	325	346	(14)	(19)
Unwinding of discount on the provision for decommissioning costs	(192)	(190)	(209)	(1)	8
Other finance expenses and income, net	(99)	(42)	(83)	(136)	(19)
Foreign exchange gains (losses) and indexation charges	(3,103)	(711)	(715)	(336)	(334)
Foreign exchange	(1,767)	143	(19)	(1,336)	(9,200)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(1,400)	(896)	(755)	(56)	(85)
Other foreign exchange gains (losses) and indexation charges, net	64	42	59	52	9
Total	(4,551)	(1,602)	(2,235)	(184)	(104)

In 1Q20, the financial result amounted to an expense of US$4.6 billion, 184% higher than 4Q19, mainly due to higher expense with exchange and monetary variation (US$ 3.1 billion) with highlights to: (i) higher expense with the variation of the BRL against the USD associated with the passive foreign exchange exposure in USD; and (ii) reclassification of hedge accounting from shareholders’ equity to income statement, mainly reflecting exports designated in hedging relationships for the months of April to December / 2020, which are lower than expected due to new assumptions for Brent prices as a result of the new world scenario post-COVID-19.

This change in assumptions and the consequent reduction in exports considered highly probable (although continue to be expected) led us to end 1Q20 with a debt exposure of US$ 35 billion, which will be subject to FX variation. For further information, please see chapter 30.2 of the Financial Statements.

 It is also worth mentioning the higher volume of the repurchase of debt securities, that affected expenses.

Net income attributable to Petrobras’ shareholders

We recorded a loss of US$ 9.7 billion in 1Q20, mainly due to impairments arising from the revision of our long-term Brent prices projections in face of the new world scenario.

In 1Q20, our results were also impacted by the lower Brent prices and exchange rate variation losses, due to the strong devaluation of the BRL against the USD.

These factors were partially offset by higher exported volumes, higher margins on our oil by-products, lower G&A, lower exploratory and tax expenses, as well as gains on hedging.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

Excluding non-recurring items, mainly impairment and repurchase of debt securities, we would have recorded a net loss of US$ 732 million in 1Q20. Our adjusted EBITDA would have been US$ 8.5 billion, instead of US$ 8.6 billion, since we had gains with legal proceedings, mainly related to the settlement with investors from Sete Brasil, leading to a reversal of a provision of US$ 142 million.

Impairment

During the 1Q20, two events triggered significant and adverse effects on the oil and oil by-products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a double crash on supply and demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures aiming at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to revise, with the Board of Directors’ approval, the key assumptions of its current Strategic Plan, such as Brent prices and exchange rates, among others, being the most relevant one the Brent price projection, which changed from US$ 65/bbl to the scale below:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50

Changes in these assumptions consider a slow recovery in demand and a moderate change in habits in developed economies, among other variables. The Company expect a lower level of demand in the long-term, taking into account:

• structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which tend to be permanent;

• increased world oil inventories, slowing down the rebalancing of supply and demand; and

• oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

Under this scenario, in 1Q20, the Company assessed the recoverability of the carrying amounts of its assets and impairment losses were recognized, amounting to US$ 13,371 million, primarily due to:

(i) US$ 11,798 million relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following/; Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and

(ii) US$ 1,356 million relating to the mothballing, with no resumption expected, for its fields and platforms in shallow waters, with higher lifting cost per barrel, which due to the fall in oil prices started to have negative cash flow, affecting North, Ceará-Mar and Ubarana groups, as well as Caioba, Guaricema and Camorim fields.

The impairment losses of the shallow waters fields corresponded to 100% of the net book value of these assets, which accounted for an average production of 23 thousand bpd.

Assets by nature	Impairment (US$ million)
E&P producing fiels	11,798
E&P shallow water fields	1,356
Others	217
Total	13,371

Our decision to review prices and assumptions is aligned with our focus on transparency and we understand this information can be useful for the assessment of our assets and prospects.

The impairment also provides investors with a way to evaluate the company’s management and past investments decisions. It also indicates our strategy to focus only on low-cost world-class assets, resilient to very low oil prices, with substantial reserves and in which we are the natural owner.

Special Items

Table 8 – Special items

				Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Net income	(9,976)	2,075	1,125	(581)	(987)
Nonrecurring items	(13,645)	(1,843)	(419)	(640)	(3,157)
Nonrecurring items that do not affect Adjusted EBITDA	(13,776)	(1,670)	(38)	(725)	(36,153)
Impairment of assets and investments	(13,423)	(2,223)	10	(504)	(134,330)
Realization of cumulative translation adjustments - CTA	−	−	(34)		(100)
Gains and losses on disposal / write-offs of assets	(94)	621	183	(115)	(151)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	(15)		(100)
Write-off of deferred tax assets	−	(57)	−	(100)
Discount and premium on repurchase of debt securities	(259)	(10)	(182)	(2,490)	(42)
Other nonrecurring items	131	(173)	(381)	176	134
PDV	(41)	(45)	−	9
Careers and remuneration plan	−	−	(1)		(100)
Amounts recovered from Lava Jato investigation	21	29	−	(28)
Gains / (losses) on decommissioning of returned/abandoned areas	−	(154)	−	(100)
State Amnesties Programs	−	(221)	−	(100)
Expected credit losses related to the electricity sector	−	−	(15)		(100)
Gains / (losses) related to legal proceedings	128	241	(365)	(47)	135
Equalization of expenses - Production Individualization Agreements	23	(22)	−	205
Net effect of nonrecurring items on IR / CSLL	4,664	683	131	583	3,460
Recurring net income	(992)	3,234	1,412	(131)	(170)
Shareholders of Petrobras	(732)	3,141	1,357	(123)	(154)
Non-controlling interests	(260)	94	55	(377)	(573)

Adjusted EBITDA	8,581	8,878	7,294	(3)	18
Nonrecurring items	131	(173)	(381)	176	134
Recurring Adjusted EBITDA	8,450	9,049	7,675	(7)	10

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 4Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs. For the Capex presented in this report session, the international accounting standard IFRS16 - leasing is not applicable.

Table 9 – Capex

				Variation %
Investments (US$ million)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Exploration and Production	2,145	2,394	1,957	(10.4)	9.6
Refining	171	444	212	(61.4)	(19.3)
Gas and Power	86	217	92	(60.7)	(6.5)
Others	37	113	37	(67.5)	-
Total - without bonus	2,439	3,168	2,298	(23.0)	6.1
Bonus		16,671
Total - with bonus	2,439	19,838	2,298	(87.7)	6.1

In 1Q20, investments totaled US$ 2.4 billion, 23% lower when compared to 4Q19 and 6.1% higher than 1Q19. More than 60% corresponding to growth investments.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

Maintenance investments (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, in other words, they do not aim to increase the capacity of the facilities. This category includes investments in safety and reliability of facilities, substitute well projects, complementary development, remaining investments in systems that entered before 2018, scheduled shutdowns and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and IT.

In 1Q20, investments in the Exploration and Production segment totaled US$ 2.1 billion, with approximately 65% in growth. Investments were mainly concentrated: (i) in the development of ultra deep water production in the Santos Basin pre-salt complex (US$ 1.0 billion); (ii) exploratory investments in the pre and post-salt (US$ 0.2 billion) and (iii) development of new projects in deep water (US$ 0.1 billion).

In the Refining segment, investments totaled US$ 0.2 billion in 1Q20, with approximately 40% investments in growth. In the Gas and Power segment, investments totaled US$ 0.1 billion in 1Q20, with approximately 85% investments in growth.

The following table presents the main information on the new oil and gas production systems.

Table 10 – Main projects1

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi 20-24[3]	Petrobras Share	Status
P-70 (Owned unit) Atapu 1	2020	150,000	1.9	3.9	90.1%	Project in phase of execution with production system with more than 98% of physical progress. 10 wells drilled and 3 completed
FPSO Carioca (Owned unit) Sépia 1	2021	180,000	0.4	3.1	97.6%	Project in phase of execution with production system with more than 87% of physical progress. 6 wells drilled and 3 completed
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.1	1.1	40.0%	Project in phase of execution with production system with more than 80% of physical progress. 6 wells drilled and 1 completed
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.2	3.0	100%[2]*	Project in phase of execution with production system with more than 32% of physical progress and 1 well drilled.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2022	80,000	0.04	2.3	100%	Project in phase of execution with production system with more than 11% of physical progress
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.01	1.8	100%	Project in phase of execution with production system with more than 11% of physical progress
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	1.1	40%	Project in phase of execution with production system with more than 30% of physical progress. 4 wells drilled and 2 completed

1 Unaudited information

2 WI subject to change due to the ongoing unitization process

3 Total Capex and schedule under revision due to the COVID-19 and Resilience Plan impacts

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with low returns on capital employed.

In 1Q20 we concluded the sale of PO&G BV and signed the sale of the Tucano Sul cluster, which includes onshore fields in the state of Bahia. These transactions resulted in a cash inflow of US$ 276.6 million in the period, as shown below.

Table 11 – Signed transactions

Asset	Transaction Amount (US$ million)	Amounts received in 2020 (US$ million)
PO&G BV (Signed in 2018)	1,530	276
Polo Tucano Sul	3.01	0.6
Total amount	1,533	276.6

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the new Strategic Plan 2020-2024, undergoing structuring phase and some with teasers to be launched soon.

Table 12 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
UFN-III	TAG (10%)
Mangue Seco 1, 2, 3 and 4	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Gaspetro	Uruguay assets (PUDSA)
NTS (10%)	Deep-water fields (ES and SE-AL Basin)
Assets in Colombia (PECOCO)	Onshore fields (CE, SE, BA and ES)
Shallow water fields (SP, ES and RJ)
Papa Terra field

Petrobras is monitoring the potential impacts of the COVID-19 pandemic on its divestment projects and taking the appropriate actions to pursue the divestment target set out in its 2020-2024 Strategic Plan. Regarding the refining divestment, although we extended the deadline for binding offers, we expect to resume this phase in the coming months and conclude the processes by 2021.

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

Liquidity and Capital Resources

Table 13 – Liquidity and capital resources

US$ million	1Q20	4Q19	1Q19
Adjusted cash and cash equivalents at the beginning of period	8,265	14,482	14,982
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(888)	(1,303)	(1,083)
Cash and cash equivalents at the beginning of period	7,377	13,179	13,899
Net cash provided by (used in) operating activities	7,777	7,460	4,709
Net cash provided by operating activities from continuing operations	7,777	7,460	4,421
Discontinued operations – net cash provided by operating activities	−	−	288
Net cash provided by (used in) investing activities	(1,481)	(7,760)	(1,192)
Net cash provided by (used in) investing activities from continuing operations	(1,481)	(7,760)	(1,178)
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement and signature bonus) and investments in investees	(1,866)	(1,810)	(1,577)
Signature bonus	−	(1,331)	−
Bidding for oil surplus of Transfer of rights agreement	−	(15,341)	−
Proceeds from disposal of assets - Divestment	281	1,303	312
Reimbursement of Transfer of rights agreement	−	8,361	−
Dividends received	44	600	113
Divestment (Investment) in marketable securities	60	458	(26)
Discontinued operations – net cash provided by investing activities	−	−	(14)
(=) Net cash provided by operating and investing activities	6,296	(300)	3,517
Net cash provided by (used) in financing activities from continuing operations	2,132	(6,379)	(7,971)
Net financings	4,702	(4,185)	(7,038)
Proceeds from financing	10,173	2,735	4,237
Repayments	(5,471)	(6,920)	(11,275)
Repayment of lease liability	(1,523)	(1,585)	(870)
Dividends paid to shareholders of Petrobras	(1,020)	(573)	−
Dividends paid to non-controlling interest	(8)	(49)	−
Investments by non-controlling interest	(19)	13	(63)
Discontinued operations – net cash used in financing activities	−	−	(63)
Net cash provided by (used) in financing activities	2,132	(6,379)	(8,034)
Effect of exchange rate changes on cash and cash equivalents	(337)	877	(21)
Cash and cash equivalents at the end of period	15,468	7,377	9,361
Government bonds and time deposits with maturities of more than 3 months at the end of period	644	888	1,121
Adjusted cash and cash equivalents at the end of period	16,112	8,265	10,482
Reconciliation of Free Cash Flow
Net cash provided by operating activities	7,777	7,460	4,709
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement and signature bonus) and investments in investees	(1,866)	(1,810)	(1,577)
Free cash flow	5,911	5,650	3,132

As of March 31st, 2020, cash and cash equivalents totaled US$ 15.5 billion and adjusted cash and cash equivalents totaled US$ 16.1 billion. Our goal is to adopt measures to preserve cash during this crisis.

In 1Q20, inflow of funds from net cash provided by operating activities totaled US$ 7.8 billion, which, alongside cash inflows related to divestments of US$ 281 million and cash and cash equivalents, were used (i) to prepay debt and amortize principal and interest due in the period (US$ 5.5 billion) and (iii) as capex in the business areas (US$ 1.9 billion).

Net cash provided by operating activities in 1Q20 was 4% higher than 4Q19, mainly due to higher export volumes in 1Q20.

In 1Q20, loans and financing were mainly used to settle old debts and manage liabilities, improving the debt profile and better adapting to the maturity terms of long-term investments and the cash position, aimed at maintaining the company's liquidity.

In the period from January to March 2020, the company raised US$ 10.2 billion, notably: (i) funding in the national and international banking market, in the amount of US$ 2.0 billion, and (ii) disbursement of US$ 8 billion in Revolving Credit Facilities with national and international banks.

The company settled several loans and financing, in the amount of US$ 5.5 billion, notably: (i) the prepayment of US$ 2.3 billion of loans in the national and international banking market and (ii) repurchases of US$ 1.4 billion of securities in the open international  market, including the payment of goodwill in the amount of US$ 0.3 billion.

Additionally, the company carried out debt swap operations that did not involve financial settlements in the international banking market in the total amount of US$ 2.2 billion.

EBITDA x OCF x FCF x FCFE conciliation

Debt

The unprecedented event of the COVID-19 pandemic, with its steep effect on oil prices and economic activity forced us to take several conservative measures to preserve our cash position. One of the most important action was to draw down the Revolving Credit Facilities, that we had signed with several banks, in order to have a cushion during this period of crisis.

In addition, liability management helped the average interest rate to be reduced to 5.6% on March 31st, 2020, from 5.9% in December 31st 2019 and 6.0% on March 31st, 2019.

Gross debt increased 2.4% due to the increase in financing of US$ 10.2 billion, mainly with the use of our Revolving Credit Facilities (US$ 8 billion), offset by the repayment of debt (US$ 5.5 billion) and lower finance leases. However, the gross debt/LTM adjusted EBITDA ratio decreased to 2.63x on March 31st, 2020 from 2.66 x on December 31st 2019 and from 3.44x on March 31st, 2019.

Regarding the net debt/LTM adjusted EBITDA ratio, it decreased to 2.15x on March 31st, 2020 from 2.41 x on December 31st 2019 and from 3.10x on March 31st, 2019.

Despite the crisis, deleveraging still is a priority for Petrobras. In April, the Board of Directors approved the revision of the top metrics included in the 2020-2024 Strategic Plan and the net debt/EBITDA indicator was replaced by the gross debt indicator. The target for 2020 is US$ 87 billion, the same level of the end of 2019. It is important to highlight that the company continues to pursue the reduction of gross debt to US$ 60 billion, in line with our dividend policy.

Table 14 – Debt indicators

Debt (US$ million)	03.31.2020	12.31.2019	Δ %	03.31.2019
Financial Debt	66,702	63,260	5.4	78,810
Capital Markets	33,329	35,944	(7.3)	42,023
Banking Market	27,956	21,877	27.8	29,993
Development banks	1,497	1,967	(23.9)	2,882
Export Credit Agencies	3,683	3,233	13.9	3,658
Others	237	239	(0.8)	254
Finance leases	22,535	23,861	(5.6)	27,197
Gross debt	89,237	87,121	2.4	106,007
Adjusted cash and cash equivalents	16,106	8,260	95.0	10,482
Net debt	73,131	78,861	(7.3)	95,525
Net Debt/(Net Debt + Market Cap) - Leverage	67%	44%	23.0	49%
Average interest rate (% p.a.)	5.6	5.9	(5.1)	6.0
Weighted average maturity of outstanding debt (years)	9.74	10.80	(9.80)	9.42
Net debt/LTM Adjusted EBITDA ratio	2.15	2.41	(10.80)	3.10
Gross debt/LTM Adjusted EBITDA ratio	2.63	2.66	(1.40)	3.44

Results by Segment

Exploration and Production1

Table 15 – E&P results

				Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales revenues	10,877	13,868	11,384	(21.6)	(4.5)
Gross profit	4,970	6,991	4,580	(28.9)	8.5
Operating expenses	(13,528)	(1,781)	(560)	(659.6)	(2,315.7)
Operating income (loss)	(8,558)	5,210	4,020	(264.3)	(312.9)
Net income (loss) attributable to the shareholders of Petrobras	(5,804)	3,440	2,690	(268.7)	(315.8)
Adjusted EBITDA of the segment	7,467	8,824	6,761	(15.4)	10.4
EBITDA margin of the segment (%)	69	64	59	5.0	10
Average Brent crude (US$/bbl)	50.26	63.25	63.20	(20.5)	(20.5)
Sales price – Brazil
Crude oil (US$/bbl)	49.96	63.00	59.05	(20.7)	(15.4)
Lifting cost - Brazil (US$/barrel)*
excluding production taxes and leases	5.88	6.56	8.49	(10.3)	(30.7)
excluding production taxes	7.51	8.22	10.44	(8.6)	(28.1)
Onshore
with leases	16.69	17.50	20.41	(4.7)	(18.2)
excluding leases	16.69	17.50	20.41	(4.7)	(18.2)
Shallow Waters
with leases	29.77	27.94	30.80	6.5	(3.4)
excluding leases	26.83	25.65	28.98	4.6	(7.4)
Deep and ultra-deep post-salt
with leases	10.72	11.18	11.12	(4.1)	(3.6)
excluding leases	9.12	9.59	9.59	(4.9)	(4.9)
Pre-salt
with leases	4.52	5.02	6.79	(10.0)	(33.5)
excluding leases	2.79	3.20	4.24	(12.9)	(34.3)
including production taxes and excluding leases	12.85	17.28	20.78	(25.2)	(38.2)
including production taxes and leases	14.47	18.94	22.73	(23.6)	(36.3)
Production taxes – Brazil	1,881	2,447	2,402	(23.1)	(21.7)
Royalties	972	1,210	1,087	(19.7)	(10.6)
Special Participation	898	1,226	1,303	(26.8)	(31.1)
Retention of áreas	11	11	12	(3.1)	(11.2)

In 1Q20, gross profit for the E&P segment amounted to US$ 5.0 billion, a reduction of 28.9% when compared to 4Q19. The reduction in gross profit was due to lower Brent prices and lower volumes, partially offset by lower lifting cost. Compared to 1Q19, the 8.5% increase in gross profit was mainly due to higher production, devaluation of the BRL and lower lifting cost, partially offset by lower Brent prices.

The operating loss of US$ 8.6 billion in 1Q20, reflects the impairment losses, due to the reduction in expected Brent prices and mothballing of shallow water platforms.

In 1Q20, lifting cost without production taxes and leases decreased by 10%, to US$ 5.88/bbl from US$ 6.56/bbl in 4Q19, mainly due to the greater share of pre-salt production, associated with the impact of the devaluation of the BRL against the USD, resulting in lower costs. The lifting cost without production taxes and leases decreased by 31% compared to 1Q19, due to the increase in production because of the ramp up in the Búzios and Lula fields, associated with the impact of the devaluation of the BRL against the USD.

* Leases refers to platforms

In the pre-salt layer, we observed a consistent path of falling unit costs, anchored by the stabilization of the new production systems, where we highlight the platforms in the highly productive Búzios field, at competitive costs. In 1Q20, we emphasize the reduction in expenses on interventions in wells in addition to the depreciation of the BRL against the USD.

In 1Q20 post-salt lifting cost decreased by 4.9% when compared to the 4Q19, motivated by the BRL depreciation. In operational terms, we are reaping the benefits of the strategy implemented throughout 2019 for this group of assets, which has become more resilient with the definitive stoppages of production systems (P-33 and P-37) in Marlim field.

In shallow water, we observed a drop in production due to maintenance stoppages, contributing to the increase in unit costs in 1Q20, partially offset by the BRL depreciation.

In the onshore, the BRL depreciation explains the decrease in the lifting cost in relation to 4Q19.

In 1Q20, the reduction in production taxes was caused by lower Brent prices.

Refining

Table 16 – Refining results **

				Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Sales revenues	15,480	17,606	16,135	(12)	(4)
Gross profit	83	1,946	1,230	(96)	(93)
Operating expenses	(914)	(1,562)	(617)	42	(48)
Operating Income (Loss)	(831)	384	613	(316)	(236)
Net income (loss) attributable to the shareholders of Petrobras	(702)	108	506	(750)	(239)
Adjusted EBITDA of the segment	(207)	1,572	1,262	(113)	(116)
EBITDA margin of the segment (%)	(1)	9	8	(10)	(9)
Refining cost (US$ / barrel) - Brazil	2.26	2.29	2.59	(1.30)	(12.70)
Domestic basic oil by-products price (US$/bbl)	65.06	74.97	73.65	(13.20)	(11.70)

In 1Q20, Refining’s gross profit was US$ 83 million, as a result of the reduction in Brent prices, which dropped from an average of US$ 67/bbl in December 2019 to US$ 31.8/bbl in March 2020, causing a high negative inventory turnover effect, due to the sale of inventories built at higher prices, estimated at approximately US$ 1.4 billion.

Excluding the inventory turnover effect, the gross profit would have been US$ 1.5 billion in the 1Q20 and 4Q19.

In relation to 4Q19, the 96% reduction in gross profit occurred due to the same reasons mentioned above, but with higher intensity due to the positive inventory effect in 4Q19 of approximately US$ 0.5 billion, and the market seasonality between the quarters.

In 1Q20, there were higher margins of oil by-products in the domestic market, especially LPG, gasoline, jet fuel and naphtha, which were partially offset by lower sales volumes of diesel and gasoline, due to the combined effect of consumption seasonality in 1Q20 compared to 4Q19 and by the reduction in economic activity caused by the pandemic and by lower volumes of QAV sales due to the retraction in flight activity. We had an increase in oil export volumes, due to the realization of inventories that were in progress in 4Q19, but also an increase in volumes and margins of oil by-produtcs, mainly fuel oil due to the effect of IMO2020.

The operating loss in 1Q20 reflects the reduction in gross profit. There was a reduction in operating expenses due to lower impairment and tax expenses because of the adherence to state amnesty programs recognized in 4Q19. The lower operating income in 1Q20 when compared to 1Q19 was due to lower gross profit and higher sales expenses, as a result of higher shipping.

The Refining cost per barrel decreased due to devaluation of the BRL, offset by the increase in personnel costs, due to the strike in February 2020.

Gas and Power

Table 17 – G&P results

				Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Sales revenues	2,370	2,749	3,208	(13.8)	(26.1)
Gross profit	1,025	974	907	5.2	13.0
Operating expenses	(673)	(1,199)	(499)	43.9	(34.9)
Operating income (loss)	352	(225)	408	256.4	(13.7)
Net income (loss) attributable to the shareholders of Petrobras	214	(156)	248	237.2	(13.7)
Adjusted EBITDA of the segment	498	187	592	166.3	(15.9)
EBITDA margin of the segment (%)	21	7	18	14	3
Natural gas sales price – Brazil (US$/bbl)	41.44	42.70	49.60	(3.0)	(16.5)

In 1Q20, gross profit for the Gas and Power segment was US$ 1.025 billion an increase of 5% when compared to 4Q19, as a result of better margins in the sale of natural gas to the thermoelectric segment and lower costs with the purchase of LNG. When compared to 1Q19, gross profit increased 13% due to better margins in the sale of natural gas due to lower acquisition costs. The increase in the natural gas commercialization margins offset the decrease in margins in the energy generation segment, due to the lower generation volume and the reduction in contracts in the regulated environment.

In 1Q20 operating income was higher than 4Q19, mainly because of the expenses with the mothballing of ANSA, the impairment of UFN-III and adherence to state amnesty programs that happened in the 4Q19. When compared do 1Q19, operating income was 13.7% lower, despite the higher gross profit, due to higher selling expenses with payment of TAG’s tariff, as the sale of 90% of the stake in TAG occurred in June 2019 and the FX translation effects.

Net income amounted to US$ 214 million in 1Q20, an improvement from the negative result in 4Q19, reflecting the same explanations for operating income.

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Reconciliation of Adjusted EBITDA

				Variation (%)
US$ million	1Q20	4Q19	1Q19	1Q20 x 4Q19	1Q20 x 1Q19
Net income (loss) from continuing operations	(9,976)	2,075	998	(581)	(1,100)
Net finance income (expense)	4,551	1,602	2,235	184	104
Income taxes	(3,300)	(241)	489	(1,269)	(775)
Depreciation, depletion and amortization	3,543	3,631	3,682	(2)	(4)
EBITDA	(5,182)	7,067	7,404	(173)	(170)
Results in equity-accounted investments	298	210	(131)	42	328
Impairment	13,371	2,221	(7)	502	191,114
Reclassification of cumulative translation adjustment - CTA	−	−	34		(100)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control *	94	(620)	(183)	115	151
Foreign exchange gains or losses on provisions for legal proceedings	−	−	15		(100)
Adjusted EBITDA from continuing operations	8,581	8,878	7,132	(3)	20
Adjusted EBITDA from descontinued operations	−	−	162		(100)
Adjusted EBITDA	8,581	8,878	7,294	(3)	18
Adjusted EBITDA margin (%)	50	45	38	5	12

Financial Statements

Table 19 - Income Statement - Consolidated

US$ million	1Q20	4Q19	1Q19
Sales revenues	17,143	19,868	18,803
Cost of sales	(9,879)	(10,864)	(12,213)
Gross profit	7,264	9,004	6,590
Selling expenses	(1,335)	(1,386)	(903)
General and administrative expenses	(411)	(494)	(564)
Exploration costs	(104)	(455)	(174)
Research and development expenses	(95)	(146)	(138)
Other taxes	(118)	(319)	(93)
Impairment of assets	(13,371)	(2,221)	7
Other income and expenses	(257)	(337)	(1,134)
	(15,691)	(5,358)	(2,999)
Operating income (loss)	(8,427)	3,646	3,591
Finance income	174	402	257
Finance expenses	(1,622)	(1,293)	(1,777)
Foreign exchange gains (losses) and inflation indexation charges	(3,103)	(711)	(715)
Net finance income (expense)	(4,551)	(1,602)	(2,235)
Results in equity-accounted investments	(298)	(210)	131
Income (loss) before income taxes	(13,276)	1,834	1,487
Income taxes	3,300	241	(489)
Net income (loss) from continuing operations	(9,976)	2,075	998
Net income (loss) from descontinued operations	−	−	127
Net Income (Loss)	(9,976)	2,075	1,125
Net income (loss) attributable to:
Shareholders of Petrobras	(9,715)	1,981	1,070
Net income (loss) from continuing operations	(9,715)	1,981	979
Net income (loss) from descontinued operations	−	−	91
Non-controlling interests	(261)	94	55
Net income (loss) from continuing operations	(261)	94	19
Net income (loss) from descontinued operations	−	−	36

Table 20 - Statement of Financial Position – Consolidated

ASSETS - US$ million	03.31.2020	12.31.2019
Current assets	31,461	27,812
Cash and cash equivalents	15,462	7,372
Marketable securities	644	888
Trade and other receivables, net	3,052	3,762
Inventories	6,008	8,189
Recoverable taxes	2,529	3,544
Assets classified as held for sale	2,249	2,564
Other current assets	1,517	1,493

Non-current assets	155,439	201,928
Long-term receivables	23,039	17,691
Trade and other receivables, net	2,309	2,567
Marketable securities	42	58
Judicial deposits	6,764	8,236
Deferred taxes	9,485	1,388
Other tax assets	3,121	3,939
Advances to suppliers	244	326
Other non-current assets	1,074	1,177
Investments	3,842	5,499
Property, plant and equipment	113,454	159,265
Intangible assets	15,104	19,473

Total assets	186,900	229,740

LIABILITIES - US$ million	03.31.2020	12.31.2019
Current liabilities	25,935	28,816
Trade payables	5,821	5,601
Finance debt	5,925	4,469
Lease liability	5,469	5,737
Taxes payable	2,104	3,700
Dividends payable	348	1,558
Short-term benefits	1,183	1,645
Pension and medical benefits	722	887
Provision for legal and administrative proceedings	58	−
Liabilities related to assets classified as held for sale	2,562	3,246
Other current liabilities	1,743	1,973
Non-current liabilities	115,776	126,709
Finance debt	60,777	58,791
Lease liability	17,066	18,124
Income taxes payable	383	504
Deferred taxes	170	1,760
Pension and medical benefits	19,924	25,607
Provision for legal and administrative proceedings	2,250	3,113
Provision for decommisioning costs	13,585	17,460
Other non-current liabilities	1,621	1,350
Shareholders´ equity	45,189	74,215
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(62,508)	(33,778)
Non-controlling interests	596	892
Total liabilities and shareholders´ equity	186,900	229,740

Table 21 - Statement of Cash Flows – Consolidated

US$ million	1Q20	4Q19	1Q19
Cash flows from Operating activities
Net income for the period	(9,976)	2,075	1,125
Adjustments for:
Net income from discontinued operations	−	−	(127)
Pension and medical benefits (actuarial expense)	444	499	546
Results of equity-accounted investments	298	210	(132)
Depreciation, depletion and amortization	3,543	3,631	3,682
Impairment of assets (reversal)	13,371	2,221	(7)
Allowance (reversals) for credit loss on trade and others receivables	97	18	26
Exploratory expenditure write-offs	26	243	50
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	94	(620)	(149)
Foreign exchange, indexation and finance charges	3,969	1,596	2,279
Deferred income taxes, net	(3,470)	(69)	(132)
Revision and unwinding of discount on the provision for decommissioning costs	193	338	209
Inventory write-down (write-back) to net realizable value	342	9	(41)
Decrease (Increase) in assets
Trade and other receivables, net	973	(542)	1,029
Inventories	446	(415)	359
Judicial deposits	(449)	(488)	(667)
Escrow account - Class action agreement	−	−	(1,018)
Other assets	(301)	652	(502)
Increase (Decrease) in liabilities
Trade payables	(830)	(204)	(612)
Other taxes payable	(576)	(25)	(174)
Pension and medical benefits	(334)	(477)	(184)
Provisions for legal proceedings	(158)	(90)	114
Short-term benefits	(91)	(165)	163
Provision for decommissioning costs	(127)	(181)	(130)
Other liabilities	524	(700)	(1,105)
Income taxes paid	(231)	(56)	(181)
Net cash provided by operating activities from continuing operations	7,777	7,460	4,421
Operating discontinued activities	−	−	288
Net cash provided by operating activities	7,777	7,460	4,709
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement)	(1,869)	(3,156)	(1,576)
Bidding for oil surplus of Transfer of rights agreement	−	(15,341)	−
Investments in investees	3	15	(1)
Proceeds from disposal of assets - Divestment	281	1,303	312
Reimbursement of Transfer of rights agreement	−	8,361	−
Divestment (Investment) in marketable securities	60	458	(26)
Dividends received	44	600	113
Net cash provided (used) by investing activities from continuing operations	(1,481)	(7,760)	(1,178)
Investing discontinued activities	−	−	(14)
Net cash provided (used) by investing activities	(1,481)	(7,760)	(1,192)
Cash flows from Financing activities
Investments by non-controlling interest	(19)	13	(63)
Financing and loans, net:
Proceeds from financing	10,173	2,735	4,237
Repayment of finance debt - principal	(4,343)	(6,187)	(9,738)
Repayment of finance debt - interest	(1,128)	(733)	(1,537)
Repayment of lease liability	(1,523)	(1,585)	(870)
Dividends paid to Shareholders of Petrobras	(1,020)	(573)	−
Dividends paid to non-controlling interests	(8)	(49)	−
Net cash provided (used) in financing activities from continuing operations	2,132	(6,379)	(7,971)
Financing discontinued activities	−	−	(63)
Net cash provided (used) in financing activities	2,132	(6,379)	(8,034)
Effect of exchange rate changes on cash and cash equivalents	(337)	877	(21)
Net increase (decrease) in cash and cash equivalents	8,091	(5,802)	(4,538)
Cash and cash equivalents at the beginning of the period	7,377	13,179	13,899
Cash and cash equivalents at the end of the period	15,468	7,377	9,361

Financial Information by Business Areas

Table 22 - Consolidated Income by Segment – 1Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	10,877	15,480	2,370	198	(11,782)	17,143
Intersegments	10,667	302	753	60	(11,782)	−
Third parties	210	15,178	1,617	138	−	17,143
Cost of sales	(5,907)	(15,397)	(1,345)	(193)	12,963	(9,879)
Gross profit	4,970	83	1,025	5	1,181	7,264
Expenses	(13,528)	(914)	(673)	(568)	(8)	(15,691)
Selling expenses	−	(650)	(674)	(4)	(7)	(1,335)
General and administrative expenses	(47)	(61)	(27)	(276)	−	(411)
Exploration costs	(104)	−	−	−	−	(104)
Research and development expenses	(62)	(3)	(3)	(27)	−	(95)
Other taxes	(16)	(42)	(9)	(51)	−	(118)
Impairment of assets	(13,167)	(43)	−	(161)	−	(13,371)
Other income and expenses	(132)	(115)	40	(49)	(1)	(257)
Operating income (loss)	(8,558)	(831)	352	(563)	1,173	(8,427)
Net finance income (expense)	−	−	−	(4,551)	−	(4,551)
Results in equity-accounted investments	(155)	(185)	(2)	44	−	(298)
Income (loss) before income taxes	(8,713)	(1,016)	350	(5,070)	1,173	(13,276)
Income taxes	2,909	283	(120)	626	(398)	3,300
Net income (loss) from continuing operations	(5,804)	(733)	230	(4,444)	775	(9,976)
Net income (loss) from descontinued operations	−	−	−	−	−	−
Net Income (Loss)	(5,804)	(733)	230	(4,444)	775	(9,976)
Net income (loss) attributable to:
Shareholders of Petrobras	(5,804)	(702)	214	(4,198)	775	(9,715)
Net income (loss) from continuing operations	(5,804)	(702)	214	(4,198)	775	(9,715)
Net income (loss) from descontinued operations	−	−	−	−	−	−
Non-controlling interests	−	(31)	16	(246)	−	(261)
Net income (loss) from continuing operations	−	(31)	16	(246)	−	(261)
Net income (loss) from descontinued operations	−	−	−	−	−	−
	(5,804)	(733)	230	(4,444)	775	(9,976)

Table 23 - Consolidated Income by Segment – 1Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	11,384	16,135	3,208	361	(12,285)	18,803
Intersegments	11,053	3,687	928	49	(12,285)	3,432
Third parties	331	12,448	2,280	312	−	15,371
Cost of sales	(6,804)	(14,905)	(2,301)	(342)	12,139	(12,213)
Gross profit	4,580	1,230	907	19	(146)	6,590
Expenses	(560)	(617)	(499)	(1,313)	(10)	(2,999)
Selling expenses	−	(464)	(417)	(14)	(8)	(903)
General and administrative expenses	(71)	(84)	(36)	(373)	−	(564)
Exploration costs	(174)	−	−	−	−	(174)
Research and development expenses	(93)	(4)	(5)	(36)	−	(138)
Other taxes	(21)	(21)	(16)	(35)	−	(93)
Impairment of assets	73	(66)	−	−	−	7
Other income and expenses	(274)	22	(25)	(855)	(2)	(1,134)
Operating income (loss)	4,020	613	408	(1,294)	(156)	3,591
Net finance income (expense)	−	−	−	(2,235)	−	(2,235)
Results in equity-accounted investments	36	92	4	(1)	−	131
Income (loss) before income taxes	4,056	705	412	(3,530)	(156)	1,487
Income taxes	(1,367)	(208)	(139)	1,172	53	(489)
Net income (loss) from continuing operations	2,689	497	273	(2,358)	(103)	998
Net income (loss) from descontinued operations	−	−	4	123	−	127
Net Income (Loss)	2,689	497	277	(2,235)	(103)	1,125
Net income (loss) attributable to:
Shareholders of Petrobras	2,690	506	248	(2,271)	(103)	1,070
Net income (loss) from continuing operations	2,690	506	245	(2,359)	(103)	979
Net income (loss) from descontinued operations	−	−	3	88	−	91
Non-controlling interests	(1)	(9)	29	36	−	55
Net income (loss) from continuing operations	(1)	(9)	28	1	−	19
Net income (loss) from descontinued operations	−	−	1	35	−	36
	2,689	497	277	(2,235)	(103)	1,125

Table 24 - Quarterly Consolidated Income by Segment – 4Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	13,868	17,606	2,749	298	(14,653)	19,868
Intersegments	13,547	369	669	68	(14,653)	−
Third parties	321	17,237	2,080	230	−	19,868
Cost of sales	(6,877)	(15,660)	(1,775)	(281)	13,729	(10,864)
Gross profit	6,991	1,946	974	17	(924)	9,004
Expenses	(1,781)	(1,562)	(1,199)	(810)	(6)	(5,358)
Selling expenses	−	(678)	(697)	(7)	(4)	(1,386)
General and administrative expenses	(16)	(74)	(28)	(376)	−	(494)
Exploration costs	(455)	−	−	−	−	(455)
Research and development expenses	(96)	(2)	(5)	(43)	−	(146)
Other taxes	(79)	(80)	(119)	(41)	−	(319)
Impairment of assets	(1,649)	(381)	(191)	−	−	(2,221)
Other income and expenses	514	(347)	(159)	(343)	(2)	(337)
Operating income (loss)	5,210	384	(225)	(793)	(930)	3,646
Net finance income (expense)	−	−	−	(1,602)	−	(1,602)
Results in equity-accounted investments	(8)	(223)	17	4	−	(210)
Income (loss) before income taxes	5,202	161	(208)	(2,391)	(930)	1,834
Income taxes	(1,771)	(130)	76	1,750	316	241
Net income (loss) from continuing operations	3,431	31	(132)	(641)	(614)	2,075
Net income (loss) from descontinued operations	−	−	−	−	−	−
Net Income (Loss)	3,431	31	(132)	(641)	(614)	2,075
Net income (loss) attributable to:
Shareholders of Petrobras	3,440	108	(156)	(797)	(614)	1,981
Net income (loss) from continuing operations	3,440	108	(156)	(797)	(614)	1,981
Net income (loss) from descontinued operations	−	−	−	−	−	−
Non-controlling interests	(9)	(77)	24	156	−	94
Net income (loss) from continuing operations	(9)	(77)	24	156	−	94
Net income (loss) from descontinued operations	−	−	−	−	−	−
	3,431	31	(132)	(641)	(614)	2,075

Table 25 - Other Income and Expenses by Segment – 1Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(307)	(3)	(42)	(1)	−	(353)
Pension and medical benefits - retirees	−	−	−	(299)	−	(299)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(70)	(20)	(8)	4	−	(94)
Gains / (losses) related to legal, administrative and arbitration proceedings	(133)	(55)	81	57	−	(50)
Voluntary Separation Incentive Plan - PDV	(20)	(14)	−	(7)	−	(41)
Operating expenses with thermoelectric power plants	−	−	(36)	−	−	(36)
Institutional relations and cultural projects	−	−	−	(19)	−	(19)
Government grants	(1)	−	−	9	−	8
Amounts recovered from Lava Jato investigation	−	−	−	21	−	21
Equalization of expenses - Production Individualization Agreements	23	−	−	−	−	23
Variable compensation program	13	5	1	10	−	29
Ship/Take or Pay agreements	−	12	20	1	−	33
Expenses/Reimbursements from E&P partnership operations	142	−	−	−	−	142
Gains/(losses) with Commodities Derivatives	−	−	−	223	−	223
Others	221	(40)	24	(48)	(1)	156
	(132)	(115)	40	(49)	(1)	(257)

Table 26 - Other Income and Expenses by Segment –1Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(270)	(10)	(41)	(1)	−	(322)
Pension and medical benefits - retirees	−	−	−	(357)	−	(357)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(6)	41	6	142	−	183
Gains / (losses) related to legal, administrative and arbitration proceedings	(8)	(16)	3	(333)	−	(354)
Voluntary Separation Incentive Plan - PDV	−	−	−	−	−	−
Operating expenses with thermoelectric power plants	−	−	(34)	−	−	(34)
Institutional relations and cultural projects	−	(1)	−	(39)	−	(40)
Government grants	1	1	18	8	−	28
Amounts recovered from Lava Jato investigation	−	−	−	−	−	−
Equalization of expenses - Production Individualization Agreements	−	−	−	−	−	−
Variable compensation program	(43)	(19)	(3)	(34)	−	(99)
Ship/Take or Pay agreements	1	11	(14)	−	−	(2)
Expenses/Reimbursements from E&P partnership operations	50	−	−	−	−	50
Gains/(losses) with Commodities Derivatives	−	−	−	(225)	−	(225)
Others	1	15	40	(16)	(2)	38
	(274)	22	(25)	(855)	(2)	(1,134)

Table 27 - Other Income and Expenses by Segment – 4Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(299)	(1)	(21)	(1)	−	(322)
Pension and medical benefits - retirees	−	−	−	(328)	−	(328)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	865	(217)	(69)	42	−	621
Gains / (losses) related to legal, administrative and arbitration proceedings	(64)	(80)	(6)	119	−	(31)
Voluntary Separation Incentive Plan - PDV	(12)	(11)	−	(22)	−	(45)
Operating expenses with thermoelectric power plants	−	−	(31)	−	−	(31)
Institutional relations and cultural projects	−	(1)	−	(76)	−	(77)
Government grants	1	2	−	(73)	−	(70)
Amounts recovered from Lava Jato investigation	9	−	−	20	−	29
Equalization of expenses - Production Individualization Agreements	(19)	−	−	(3)	−	(22)
Variable compensation program	(57)	(28)	(12)	(53)	−	(150)
Ship/Take or Pay agreements	−	12	6	−	−	18
Expenses/Reimbursements from E&P partnership operations	153	−	−	−	−	153
Gains/(losses) with Commodities Derivatives	−	−	−	(56)	−	(56)
Others	(63)	(23)	(26)	88	(2)	(26)
	514	(347)	(159)	(343)	(2)	(337)

Table 28 - Consolidated Assets by Segment – 03.31.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	111,273	31,626	9,507	37,060	(2,566)	186,900

Current assets	5,717	8,039	1,238	19,010	(2,543)	31,461
Non-current assets	105,556	23,587	8,269	18,050	(23)	155,439
Long-term receivables	5,085	2,580	1,016	14,361	(3)	23,039
Investments	423	493	801	2,125	−	3,842
Property, plant and equipment	85,318	20,415	6,326	1,415	(20)	113,454
Operating assets	75,193	17,820	4,263	1,310	(20)	98,566
Assets under construction	10,125	2,595	2,063	105	−	14,888
Intangible assets	14,730	99	126	149	−	15,104

Table 29 - Consolidated Assets by Segment – 12.31.2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	154,280	43,521	12,713	24,090	(4,864)	229,740

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Assets under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473

Table 30 - Reconciliation of Adjusted EBITDA by Segment – 1Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(5,804)	(733)	230	(4,444)	775	(9,976)
Net finance income (expense)	−	−	−	4,551	−	4,551
Income taxes	(2,909)	(283)	120	(626)	398	(3,300)
Depreciation, depletion and amortization	2,788	561	138	56	−	3,543
EBITDA	(5,925)	(455)	488	(463)	1,173	(5,182)
Results in equity-accounted investments	155	185	2	(44)	−	298
Impairment	13,167	43	−	161	−	13,371
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	70	20	8	(4)	−	94
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	7,467	(207)	498	(350)	1,173	8,581
Adjusted EBITDA* from descontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	7,467	(207)	498	(350)	1,173	8,581

Table 31 - Reconciliation of Adjusted EBITDA by Segment – 1Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	2,689	497	273	(2,358)	(103)	998
Net finance income (expense)	−	−	−	2,235	−	2,235
Income taxes	1,367	208	139	(1,172)	(53)	489
Depreciation, depletion and amortization	2,808	624	185	65	−	3,682
EBITDA	6,864	1,329	597	(1,230)	(156)	7,404
Results in equity-accounted investments	(36)	(92)	(4)	1	−	(131)
Impairment	(73)	66	−	−	−	(7)
Reclassification of cumulative translation adjustment - CTA	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	6	(41)	(6)	(142)	−	(183)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	15	−	15
Adjusted EBITDA* from continuing operations	6,761	1,262	587	(1,322)	(156)	7,132
Adjusted EBITDA* from descontinued operations	−	−	5	157	−	162
Adjusted EBITDA*	6,761	1,262	592	(1,165)	(156)	7,294

 Table 32 - Reconciliation of Adjusted EBITDA by Segment – 4Q19

*

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	3,432	30	(132)	(642)	(613)	2,075
Net finance income (expense)	−	−	−	1,602	−	1,602
Income taxes	1,771	130	(76)	(1,750)	(316)	(241)
Depreciation, depletion and amortization	2,829	591	152	59	−	3,631
EBITDA	8,032	751	(56)	(731)	(929)	7,067
Results in equity-accounted investments	8	223	(17)	(4)	−	210
Impairment	1,649	381	191	−	−	2,221
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(865)	217	69	(41)	−	(620)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	8,824	1,572	187	(776)	(929)	8,878
Adjusted EBITDA* from descontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	8,824	1,572	187	(776)	(929)	8,878

* See definition of Adjusted EBITDA in glossary.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however  our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The  information  by  the  company's business  segment  is  prepared  based  on  available  financial  information that is directly attributable to the segment or that can be allocated on a reasonable  basis,  being  presented  by  business  activities  used  by  the Executive Board to make resource allocation decisions. and performance evaluation. When  calculating  segmented  results,  transactions  with  third  parties, including  jointly  controlled  and  associated  companies,  and  transfers between   business   segments   are   considered.  Transactions   between business  segments  are  valued  at  internal  transfer  prices calculated based on methodologies that take into account market parameters, and these  transactions  are  eliminated,  outside  the  business  segments,  for the   purpose   of   reconciling   the   segmented   information   with   the consolidated financial statements of the company. company. As a result of the divestments in 2019, the strategy of repositioning its portfolio   foreseen   in   the   Strategic   Plan   2020-2024,   approved   on November   27,   2019,   as   well   as   the   materiality   of   the   remaining businesses, the company reassessed the presentation of the Distribution and  Biofuels,  which  are  now  included  in  the Corporate and other businesses.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 14, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer